FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2021

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 4 March 2021

EXHIBIT INDEX

EXHIBIT NUMBER
 EXHIBIT DESCRIPTION
99
                Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	09 February 2021	entitled	Director/PDMR Shareholding
Exhibit	99.2	Stock Exchange announcement dated	22 February 2021	entitled	Director/PDMR Shareholding

Exhibit 99.1:

RNS Number : 5197O
Unilever PLC
09 February 2021

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Susan Kilsby
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.031	1,000
e)	Aggregated information - Volume - Total	1,000 £40,031
f)	Date of the transaction	2021-02-08
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Rishton
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.51	1,256
e)	Aggregated information - Volume - Total	1,256 £49,624.56
f)	Date of the transaction	2021-02-09
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.024	3
e)	Aggregated information - Volume - Total	3 £120.07
f)	Date of the transaction	2021-02-08
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.2:

RNS Number : 8792P
Unilever PLC
22 February 2021

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Conny Braams
2	Reason for the notification
a)	Position/status	Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC Ordinary shares of 3 1/9p each have vested (at the performance ratio of 90%) based on the May 2017 conditional rights awards pursuant to the Management Co-Investment Plan (MCIP) made under the Unilever Share Incentive Plan 2017.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.06 €46.015	1,518.613281 1,514.934452
e)	Aggregated information - Volume - Total	1,518.613281 / 1,514.934452 £60,835.65/ €69,709.71
f)	Date of the transaction	2021-02-16
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC Ordinary shares of 3 1/9p each have vested (at the performance ratio of 83%) based on the May 2017 conditional rights awards pursuant to the Management Co-Investment Plan (MCIP) made under the Unilever Share Incentive Plan 2017.

c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		€46.015	7,778.713622
e)	Aggregated information - Volume - Total	7,778.713622 €357,937.51
f)	Date of the transaction	2021-02-16
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sunny Jain
2	Reason for the notification
a)	Position/status	President, Beauty & Personal Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	A transition award of June 2019, under the Unilever Share Plan 2017, has vested (at the performance ratio of 83%).
c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$55.74	15,953
e)	Aggregated information - Volume - Total	15,953 $889,220.22
f)	Date of the transaction	2021-02-16
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC ADR shares of 3 1/9p each have vested (at the performance ratio of 83%) based on the May 2017 conditional rights awards pursuant to the Management Co-Investment Plan (MCIP) made under the Unilever Share Incentive Plan 2017.

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$55.74	7,985
e)	Aggregated information - Volume - Total	7,985 $445,083.90
f)	Date of the transaction	2021-02-16
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ter Kulve
2	Reason for the notification
a)	Position/status	President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC Ordinary shares of 3 1/9p each have vested (at the performance ratio of 90%) based on the May 2017 conditional rights awards pursuant to the Management Co-Investment Plan (MCIP) made under the Unilever Share Incentive Plan 2017.

c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		€46.015	6,129.150675
e)	Aggregated information - Volume - Total	6,129.150675 €282,032.87
f)	Date of the transaction	2021-02-16
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sanjiv Mehta
2	Reason for the notification
a)	Position/status	President, South Asia (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC Ordinary shares of 3 1/9p each have vested (at the performance ratio of 90%) based on the May 2017 conditional rights awards pursuant to the Management Co-Investment Plan (MCIP) made under the Unilever Share Incentive Plan 2017.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.06 €46.015	2,072.211849 2,067.191756
e)	Aggregated information - Volume - Total	2,072.211849 / 2,067.191756 £83,012.81 / €95,121.83
f)	Date of the transaction	2021-02-16
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC Ordinary shares of 3 1/9p each have vested (at the performance ratio of 83%) based on the May 2017 conditional rights awards pursuant to the Management Co-Investment Plan (MCIP) made under the Unilever Share Incentive Plan 2017.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.06 €46.015	3,552.395632 3,543.790376
e)	Aggregated information - Volume - Total	3,552.395632 / 3,543.790376 £142,308.97 / €163,067.51
f)	Date of the transaction	2021-02-16
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	Chief Operating Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC Ordinary shares of 3 1/9p each have vested (at the performance ratio of 83%) based on the May 2017 conditional rights awards pursuant to the Management Co-Investment Plan (MCIP) made under the Unilever Share Incentive Plan 2017.

c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		€46.015	9,050.582313
e)	Aggregated information - Volume - Total	9,050.582313 €416,462.55
f)	Date of the transaction	2021-02-16
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested (at the performance ratio of 83%) based on the May 2017 conditional rights awards pursuant to the Management Co-Investment Plan (MCIP) made under the Unilever Share Incentive Plan 2017.

ii) In addition Unilever PLC Ordinary shares of 3 1/9p each have vested (at the performance ratio of 52%) based on the February 2017 conditional rights awards pursuant to the Global Share Incentive Plan 2007.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		i) £40.06 €46.015 ii) £39.80 €45.805	i) 5,043.100002 7,321.031813 ii) 5,030.884341 7,316.706983
e)	Aggregated information - Volume - Total	i) 5,043.100002 / 7,321.031813 ii) 5,030.884341 / 7,316.706983 i) £202,026.59/ €231,496.14 ii) £291,377.07/ €335,141.76
f)	Date of the transaction	i) 2021-02-16 ii) 2021-02-17
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary ( a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC Ordinary shares of 3 1/9p each have vested (at the performance ratio of 83%) based on the May 2017 conditional rights awards pursuant to the Management Co-Investment Plan (MCIP) made under the Unilever Share Incentive Plan 2017.

c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.06 €46.015	2,841.916358 2,835.032103
e)	Aggregated information - Volume - Total	2,841.916358 / 2,835.032103 £113,847.17 / €130,454.00
f)	Date of the transaction	2021-02-16
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS